 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated November 24, 2023, announcing that the Company received a joint transparency notification from C.K. Limited and Saverco NV.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 24, 2023

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Friday 24 November 2023 –8 am CET _______________________________________

DISCLOSURE REGARDING
A TRANSPARENCY NOTIFICATION

(Article 14, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 24 November 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) received on 22 November 2023 a joint transparency notification from C.K. Limited and Saverco NV.

On 22 November 2023, Famatown Finance Limited and Frontline plc transferred their shares in Euronav NV to CMB NV pursuant to the share purchase agreement entered into by them on 9 October 2023.

As a result of the transfer the group consisting of C.K. Limited, Famatown Finance Limited and Frontline plc has crossed downwards the 5% transparency threshold and now no longer owns any shares in Euronav NV. Consequently, their agreement with CMB NV to act in concert relating to Euronav NV was terminated. Finally, as a result of the transfer, the group consisting of Saverco NV, CMB NV and Euronav NV has now crossed the 55% transparency threshold.

2.	Content of the notification from 22 November 2023

The notification dated 22 November 2023 contains the following information:

•	Reason for the notification:
Acquisition or disposal of voting securities or voting rights
Downward crossing of the lowest threshold
Termination of an agreement to act in concert

•	Notification by:
Persons acting in concert
A parent undertaking or a controlling person

•	Persons subject to the notification requirement:
C.K.Limited, 28 Esplanade, St. Helier, Jersey JE2 3QA
Greenwich Holdings Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Famatown Finance Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Hemen Holding Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Frontline Ltd., John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Saverco NV, De Gerlachekaai 20. 2000 Antwerpen
CMB NV, De Gerlachekaai 20. 2000 Antwerpen
Euronav NV, De Gerlachekaai 20. 2000 Antwerpen

PRESS RELEASE Regulated information Friday 24 November 2023 –8 am CET _______________________________________

•	Transaction date:
22/11/2023

•	Threshold that is crossed:
55%

•	Denominator:
220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
C.K.Limited	0	0		0.00%
Famatown Finance Limited	43,815,131	0		0.00%
Frontline Ltd.	13,664,613	0		0.00%
Subtotal	57,479,744	0
Saverco NV	24,400	24,400		0.01%
CMB NV	50,425,600	107,905,344		49.04%
Euronav NV		18,111,771		8.23%
Subtotal	50,450,000	126,041,515		57.29%
	TOTAL	126,041,515		57.29%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	126,041,515	57.29%

•
C.K. Limited, the trustee of two trusts (the "Trusts") indirectly holds and controls all the shares of Greenwich Holdings Limited ("Greenwich"), Famatown Finance Limited ("Famatown") and Hemen Holding Limited ("Hemen"). Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by Greenwich, Hemen and Famatown. Although Hemen Holding does not own a majority stake in Frontline or otherwise deems to exercise a controlling influence over Frontline, Hemen Holding has exercised the majority of voting rights at the last two annual general meetings of Frontline, which falls within the Belgian concept of control, (solely) for the purposes of this notification. Euronav NV is controlled by CMB NV. CMB NV is controlled by Saverco NV, which in its turn is not controlled.

3.	Miscellaneous

This press release is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/company-news-reports/press-releases/2023/

The transparency notification is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/share-securities-information/transparency-declaration/declaration/

*
*  *

Contact:
Contact: Communications Coordinator – Enya Derkinderen
Tel: +32 476646359
Email: communications@euronav.com

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further one under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

PRESS RELEASE Regulated information Friday 24 November 2023 –8 am CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.